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                                   Exhibit 20

FOR IMMEDIATE RELEASE

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
 COMPANY CONTACTS:
 John Urheim                                             Dean Siegal
 Chief Executive Officer                                 Director of Corporate Communications
 ATRIX LABORATORIES, INC.                                BLOCK DRUG COMPANY
 (970) 482-5868                                          (201) 434-3000 X1514
 www. atrixlabs.com

 INVESTOR RELATIONS CONTACTS:
 LIPPERT/HEILSHORN & ASSOCIATES
 In New York:                                            In San Francisco:
 Evan Smith, CFA                                         Lillian Armstrong
 (212) 838-3777 X104                                     (415) 433-3777 X101
 evan@lhei.com                                           lillian@lhei.com
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            ATRIX LABORATORIES SIGNS $50 MILLION CORPORATE ALLIANCE
                       AGREEMENT WITH BLOCK DRUG COMPANY

FORT COLLINS, CO, DECEMBER 17, 1996 -- ATRIX LABORATORIES, INC. (NASDAQ: ATRX), today announced an agreement with Block Drug Company (NASDAQ: BLOCA), which includes potential milestone payments in excess of $50 million to Atrix over the next three to five years, as well as manufacturing margins and royalties on sales.

         Under the terms of the agreement, Block Drug Company will receive North American and certain European marketing rights to the first three Atrix products for the treatment of periodontal disease. The first product, the ATRISORB(R) Barrier for Guided Tissue Regeneration (GTR), which received FDA approval in March 1996, is currently marketed in the U.S. and several foreign markets. ATRIDOX(TM), a subgingival anti-infective treatment for periodontal disease, is the subject of a New Drug Application scheduled for U.S. and European filing early in 1997. The third product, a second generation GTR barrier, will begin pivotal human clinical trials in 1997. Atrix will manufacture the three products in Fort Collins, Colorado, and will continue research and development activities on these and other products based upon its patented ATRIGEL(R) Drug Delivery Technology.


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         Block Drug Company will have responsibility for the sales and marketing of the products and will advise, consult, and financially support various aspects of Atrix's continuing dental R&D program. In addition, Bock has certain rights to future dental products based upon the Atrix technology and will provide some financial support to the maintenance and expansion of the ATRIGEL(R) technology patent estate.

         John Urheim, Vice Chairman and CEO of Atrix, stated, "Block Drug Company is an ideal marketing partner for Atrix given its track record in effectively promoting products to the dental profession. Its strong relationships with leading dental practitioners will significantly enhance our ability to penetrate this market. While we continue to pursue our long-standing objective to become one of the leading research-based dental companies in the world, the alliance with Block allows us to reach that goal more quickly. At the same time, it enables us to focus more on other non-dental areas of drug delivery where the potential for ATRIGEL is also quite large."

         Peter Mann, President, U.S. Division of Block Drug Company, said, "Block is committed to being a leader in marketing of serious therapies for the treatment of periodontal disease, and we are extremely pleased to include the Atrix products within our product line. We believe the Atrix technologies represent significant advantages over both currently available periodontal treatments as well as products under development. In short, Atrix's technology and their overall commitment to excellence will enhance Block's ability to compete effectively in the international dental arena."

         Mr. Urheim concluded, "This is the third major milestone Atrix has achieved in the last six months. In July, we purchased a state-of-the-art production facility, which provides manufacturing capabilities to meet anticipated demand for our products over the next several years, and in August, we reported strong Phase III clinical trial results for ATRIDOX(TM), our first major drug product. With today's announcement of the collaboration with Block, we have put in place the final element in preparing for a successful launch, both domestically and overseas, of ATRIDOX(TM), a product with the potential to change the standard of therapy in the treatment of periodontitis."

         Periodontal disease is one of the world's most prevalent chronic diseases. Its treatment and the costs associated with failed therapy, account for over 40% of the $42 billion spent annually for dental care in the U.S. alone. It is characterized by infection and inflammation of the gums and surrounding tissue resulting in the formation of periodontal pockets (spaces
between the gum and tooth) and loss of supporting bone structure.   It is a
recurring, progressive



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and episodic disease which, if not controlled, may lead to loss of teeth and other non-dental health problems. The current mode of therapy is scaling and root planing, a painful mechanical cleaning procedure. For more serious cases, various forms of gum surgery are the primary treatment. The Atrix product line includes both surgical and non-surgical approaches and may be used alone or in conjunction with conventional therapy.

         Atrix Laboratories, Inc. develops, manufactures and markets treatments for periodontal disease based on its proprietary ATRIGEL(R) biodegradable polymeric drug delivery system, which can be used for a broad range of non-dental drug delivery and medical device application as well.

         Headquartered in Jersey City, New Jersey, Block Drug Company, Inc. is an international marketer and manufacturer of denture care products, dental products, proprietary over-the-counter medicines and specialty household products. Among the Company's well-known brands are the Polident(R) line of denture cleansers, the Sensodyne(R) line of desensitizing toothpaste, and Poli-Grip(R) brand denture adhesives. Block Drug Company sales for the last four consecutive quarters are in excess of $770 million.

         Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the company's accounting policies and other risk factors detailed in the company's SEC filings.



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